                                                Filed Pursuant to Rule 424(b)(5)
                                                   Registration Number 333-48899



            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 1, 1998

                              4,500,000 Shares of

                               [CMS ENERGY LOGO]

                                  Common Stock
                           (par value $.01 per share)

                               ------------------

Salomon Smith Barney Inc. has agreed to purchase the common stock at a price of $46.189 per share. We will receive $207,850,500 in net proceeds before deducting our expenses of approximately $50,000. Our stock is listed on the New York Stock Exchange under the symbol "CMS". On November 9, 1998, the last reported sales price of our stock on the New York Stock Exchange was $47.500 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Salomon Smith Barney Inc. may offer the shares of common stock from time to time on the New York Stock Exchange or other stock exchanges, in the over-the-counter market or through negotiated transactions. These sales may be at prevailing market prices or as otherwise negotiated.

We expect that the shares of common stock will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about November 16, 1998.

                              SALOMON SMITH BARNEY

                               ------------------

The date of this Prospectus Supplement is November 10, 1998.

                         PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire Prospectus Supplement and the accompanying Prospectus, including the financial data and related notes, before making an investment decision. The terms "CMS", "our" and "we" as used in this Prospectus Supplement and the Prospectus refer to "CMS Energy Corporation" and its subsidiaries and predecessors.

                             CMS ENERGY CORPORATION

We are the parent holding company of Consumers Energy Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers is a public utility that provides gas or electricity to almost six million of the nine and a half million residents in Michigan's Lower Peninsula. Enterprises is engaged in several domestic and international energy-related businesses including:

- Oil and gas exploration and production;

- Acquisition, development and operation of independent power production facilities;

- Storage, transmission and processing of natural gas;

- Energy marketing, services and trading; and

- International energy distribution.

Our consolidated operating revenues in 1997 were $4,781 million. 53% of our operating revenue was generated from our electric utility operations, 25% from our gas utility operations, 14% from our marketing, services and trading operations, 4% from our independent power production and other non-utility activities, 2% from natural gas transmission, storage and processing and 2% from our oil and gas exploration and production activities.

Consumers' consolidated operations account for a majority of our total assets, revenues and income. Consumers' service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries. At December 31, 1997, Consumers provided service to 1.6 million electric customers and 1.5 million gas customers. Consumers' consolidated operating revenues in 1997 were $3,769 million. 67% of Consumers' operating revenue was generated from its electric utility business, 32% from its gas utility business and 1% from its non-utility business.

Our principal executive offices are located a Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126-2712. Our telephone number is
(313) 436-9200.

                              RECENT DEVELOPMENTS

On November 2, 1998 we announced the execution of a Stock Purchase Agreement with PanEnergy Corp and certain other wholly owned subsidiaries of Duke Energy Company under which we would buy all of the outstanding stock of Panhandle Eastern Pipe Line Company, Panhandle Storage Company and Trunkline LNG Company. We will pay for the stock of these companies by making a cash payment of $1.9 billion and assuming existing debt of $300 million.

The companies we are purchasing are primarily engaged in the interstate transmission and storage of natural gas. We will acquire the following assets:

- Mainline gas pipeline systems extending 1,400 miles from the Texas Gulf Coast to Michigan and 1,300 miles from the Texas, Oklahoma and Kansas producing areas to Michigan;

- 337 miles of pipeline in the offshore Gulf of Mexico;

- 70 billion cubic feet of underground gas storage facilities; and

- Liquified natural gas regasification facilities and port.

We expect to have $1.9 billion in bridge financing commitments available to fund the purchase price. We expect to permanently finance the acquisition at or near the closing with approximately $900 million from the sale of our common stock and/or securities convertible into common stock and approximately $1 billion from the issuance of debt securities by the companies we are acquiring. The closing is scheduled for January 4, 1999, but may be delayed by mutual agreement. The closing is subject to certain contingencies including the Hart-Scott-Rodino pre-merger notification clearance. Please refer to our Form 8-K dated November 3, 1998 for further information concerning this transaction.

On November 5, 1998 we announced that we will participate with DTE Energy Services in constructing a 550-megawatt natural gas fired cogeneration facility which will serve all of the electric and steam needs of the Rouge Steel Company and Ford Motor Company at the Rouge complex located in Dearborn, Michigan. We will hold a 70% ownership interest in the project which will have a construction cost of $240 million and require approximately 100 million cubic feet of gas per day. Full operation of the project is scheduled for 2001.

                                  THE OFFERING

Shares offered..........................    4,500,000 shares of CMS Energy Common
                                            Stock.
CMS Energy Common Stock outstanding as
  of November 9, 1998...................    103,476,048 shares
Use of Proceeds.........................    The net proceeds will be used for
                                            general corporate purposes, including
                                            capital expenditures, investment in
                                            subsidiaries, working capital and
                                            repayment of debt.
CMS Energy Common Stock Prices:
  Reported Ranges -- 1998...............    High      Low
     (First Quarter)....................    $47.313-- $41.875
     (Second Quarter)...................    $47.188-- $40.688
     (Third Quarter)....................    $47.438-- $38.750
     (Fourth Quarter to November 9,
       1998)............................    $47.813-- $46.188
Reported last sale on NYSE -- November
  9, 1998...............................    $47.500
Current indicated annual dividend rate
  per share.............................    $1.32
NYSE symbol.............................    CMS

              CMS ENERGY HISTORICAL SELECTED FINANCIAL INFORMATION

The following summary financial information has been derived from our historical consolidated financial statements. Selected unaudited financial data for the nine months ended September 30, 1997 and 1998 include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. Certain historical selected financial information presented herein has been restated as a result of a 1998 change in accounting for investments in oil and gas properties. Please refer to our Form 8-K dated July 30, 1998 incorporated by reference in the accompanying Prospectus. Other data presented herein which was not previously restated within the Form 8-K has also been restated to reflect the change in accounting method. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information incorporated by reference in the accompanying Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                                          NINE MONTHS
                                                                             ENDED
                                           YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                          --------------------------    ----------------
                                           1995      1996      1997      1997      1998
                                          ------    ------    ------    ------    ------
                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating Revenue.......................  $3,890    $4,324    $4,781    $3,347    $3,792
Pretax operating income.................     608       676       716       540       607
Operating expenses......................   3,282     3,648     4,065     2,807     3,185
Income taxes............................     113       137       108        99        86
Consolidated net income before
  cumulative effect of change in
  accounting principle..................  $  195    $  224    $  244    $  185    $  191
Cumulative effect of change in
  accounting for property taxes, net of
  tax(1)................................      --        --        --        --        43
Consolidated net income.................     195       224       244       185       234
Net income attributable to common
  stocks(1)
  CMS Energy............................  $  192    $  210    $  229    $  176    $  226
  Class G...............................       3        14        15         9         8
Average common shares outstanding
  CMS Energy............................      89        92        96        95       101
  Class G...............................       8         8         8         8         8
Earnings per average common share(1)
  CMS Energy Common Stock
     Basic..............................  $ 2.16    $ 2.27    $ 2.39    $ 1.85    $ 2.23
     Diluted............................  $ 2.16    $ 2.26    $ 2.37    $ 1.83    $ 2.19
  Class G Common Stock Basic and
     Diluted............................     .38      1.82      1.84      1.13      1.04
Dividends declared per common share
  CMS Energy............................  $  .90    $ 1.02    $ 1.14    $  .84    $  .93
  Class G...............................     .56      1.15      1.21       .90      .945

                                                 DECEMBER 31,              SEPTEMBER 30,
                                          --------------------------      ----------------
                                           1995      1996      1997        1997      1998
                                          ------    ------    ------      ------    ------
                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Cash and cash equivalents.............    $   56    $   58    $   69      $  136    $  101
Net plant and property................     4,814     5,029     5,144       5,130     5,270
Total assets..........................     7,909     8,363     9,508       9,221     9,930
Long-term debt, excluding current
  maturities..........................     2,906     2,842     3,272       3,060     4,248
Non-current portion of capital
  leases..............................       106       103        75          82        77
Notes payable.........................       341       333       382         394       302
Other liabilities.....................     2,881     3,093     3,361       3,405     2,750
Company-obligated mandatorily
  redeemable Trust Preferred
  Securities of Consumers Energy
  Company Financing I(2)..............        --       100       100         100       100
Company-obligated mandatorily
  redeemable Trust Preferred
  Securities of Consumers Energy
  Company Financing II(2).............        --        --       120         120       120
Preferred Stock of subsidiary.........       356       356       238         238       238
Company-obligated convertible Trust
  Preferred Securities of CMS Energy
  Trust I(3)..........................        --        --       173         173       173
Common stockholders' equity...........    $1,319    $1,536    $1,787      $1,649    $1,922

-------------------------

(1) During the first quarter of 1998, our subsidiary, Consumers, implemented a change in the method of accounting for property taxes which had the cumulative effect of increasing other income by $66 million, including $18 million attributable to the portion of our business relating to Class G Common Stock. Earnings, net of tax, increased for CMS Energy Common Stock and Class G Common Stock by $43 million and $12 million, respectively, or $.40 per share for CMS Energy Common Stock and $.36 per share for Class G Common Stock.

(2) The primary asset of Consumers Power Company Financing I is $103 million principal amount of 8.36% subordinated deferrable interest notes due 2015 from Consumers. The primary asset of Consumers Energy Company Financing II is $124 million principal amount of 8.20% subordinated deferrable interest notes due 2027 from Consumers.

(3) The primary asset of CMS Energy Trust I is $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from us.

                                USE OF PROCEEDS

CMS Energy Corporation ("CMS Energy") will apply the net proceeds from the sale of the shares of the Common Stock, par value $.01 per share ("CMS Energy Common Stock"), being offered hereby (the "Shares") for its general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt.

                   SUPPLEMENTAL DESCRIPTION OF CAPITAL STOCK

The following information concerning the Shares supplements, and should be read in conjunction with, the statements under "Description of Securities -- Capital Stock" in the accompanying Prospectus.

GENERAL

The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock, 60 million shares of Class G Common Stock, no par value ("Class G Common Stock"), and 10 million shares of CMS Energy Preferred Stock, $.01 par value ("Preferred Stock"). At November 9, 1998, there were outstanding 103,476,048 shares of CMS Energy Common Stock and 8,425,256 shares of Class G Common Stock; no shares of Preferred Stock are issued or outstanding. The CMS Energy Common Stock and the Class G Common Stock are sometimes together referred to herein as the "Common Stock."

On January 1, 1995, the businesses of Consumers were internally reorganized into separate electric utility and gas utility strategic business units. The initial public offering of Class G Common Stock also occurred in July 1995, whereby 7,520,000 shares of Class G Common Stock were sold. The Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, have been attributed to the "Consumers Gas Group"). The CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

CERTAIN CONSIDERATIONS RELATING TO TWO CLASSES OF COMMON STOCK

Although CMS Energy is aware of no precedent concerning the manner in which Michigan law would be applied to a board of directors' duties in the context of multiple classes of common stock with divergent interests, CMS Energy believes that a Michigan court would hold that a board of directors owes an equal duty to all shareholders regardless of class and does not have separate or additional fiduciary duties to the holders of separate classes of stock. That duty requires each director to act in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner such director reasonably believes to be in the best interests of CMS Energy. CMS Energy believes that, under Michigan law, a good faith determination by a disinterested and adequately informed board, or a committee thereof, which discharges such duty and which the directors honestly believe is in the best interest of CMS Energy, would be a defense to any challenge by or on behalf of the holders of either class of Common Stock to the Board of Directors' determination that could have a disparate effect on each class of Common Stock.

Disproportionate ownership interests of members of the Board of Directors in one or both classes of Common Stock of CMS Energy or disparate values of the classes of Common Stock of CMS Energy could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for different classes. Nevertheless, CMS Energy believes that a director would be able to discharge his or her fiduciary duties even if his or her interests in shares of the classes of Common Stock were disproportionate and/or had disparate values. CMS Energy's Performance Incentive Stock Plan permits the issuance of options for, or other incentive awards consisting of, any class of Common Stock of CMS Energy.

The existence of separate classes of Common Stock could give rise to occasions when the interests of the holders of Class G Common Stock and holders of CMS Energy Common Stock may diverge or appear to diverge and determinations of the Board of Directors could have disparate effects on each class of Common Stock. Examples include determinations by the Board of Directors to (i) pay or omit the payment of dividends on either class of Common Stock, (ii) attribute the proceeds of issuances of securities of CMS Energy either to CMS Energy or to the equity of the Consumers Gas Group, (iii) attribute consideration to be received by common stockholders in connection with a merger or consolidation including CMS Energy to either or both classes of Common Stock, (iv) exchange CMS Energy Common Stock for all outstanding Class G Common Stock at a premium, (v) approve dispositions of assets of CMS Energy attributable to the Consumers Gas Group and
(vi) make operational and financial decisions with respect to either CMS Energy or the Consumers Gas Group that could be considered to be detrimental to the other. Any determinations made in compliance with applicable law by the Board of Directors under any of the provisions in the Articles of Incorporation, as defined in the accompanying Prospectus, would be final and binding on all shareholders of CMS Energy.

The Board of Directors has adopted certain management and accounting policies with respect to dividends and the allocation of corporate expenses, assets and liabilities (including contingent liabilities) including, without limitation, its intention to attribute assets, liabilities and expenses between the Consumers Gas Group and CMS Energy only on an arm's-length basis, any and all of which could be modified or rescinded in the sole discretion of the Board of Directors without approval of the shareholders. The Board of Directors may also adopt additional policies depending upon the circumstances, including policies that would have disparate impacts upon holders of Class G Common Stock and holders of CMS Energy Common Stock.

The majority of the accounting allocation policies of CMS Energy have a long standing basis whereby the financial statements for CMS Energy and the Consumers Gas Group are prepared based upon consistent methods that management believes are reasonable and appropriate to reflect their respective financial positions, results of operations and cash flows. Where appropriate, the financial statements of the Consumers Gas Group reflect the assets, liabilities, revenues and expenses directly related to it. However, in instances where common accounts (containing both electric and gas activities) are not readily attributable to a single business segment, management allocates to CMS Energy and the Consumers Gas Group financial statements based on certain measures of business activities, such as gas revenues, salaries, other operations and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes such allocations are reasonable.

DIVIDENDS; RESTRICTIONS AND LIMITATIONS ON ABILITY TO PAY DIVIDENDS

Reference is made to "Description of Securities -- Common Stock -- Dividend Rights and Policy; and "-- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" in the accompanying Prospectus for information about CMS Energy's dividend policies and other matters relating to dividends on the Shares, including restrictions and limitations on CMS Energy's ability to pay such dividends.

The high and low sales prices of CMS Energy Common Stock as reported in the Wall Street Journal under "New York Stock Exchange Composite Transactions" for the first quarter of 1998, the second quarter of 1998, the third quarter of 1998 and the fourth quarter of 1998 through November 9, 1998 were $47.313 and $41.875, $47.188 and $40.688, and $47.438 and $38.750 and $47.813 and $46.188,
respectively. The quarterly cash dividends declared per share for CMS Energy Common Stock in each of the third and fourth quarters of 1998 were $.33 per share.

In addition to the restrictions and limitations on payment of dividends described in the accompanying Prospectus, CMS Energy is subject to the following contractual restrictions on its ability to pay dividends:

Under the terms of a $725 million Credit Agreement (the "Credit Agreement") among CMS Energy and certain banks, CMS Energy has agreed that it will not, and will not permit certain of its subsidiaries, directly or indirectly, to (i) declare or pay any dividend, payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any share of any class of capital stock of CMS Energy or such subsidiaries, or (ii) purchase, redeem, retire or otherwise acquire for value any such capital stock (a "Restricted Payment"), unless: (1) no event of default under the Credit Agreement, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, or would occur as a result of such Restricted Payment and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1993 shall not have exceeded the sum of: (a) $120,000,000,
(b) 100% of CMS Energy's consolidated net income (as defined in the Indenture dated as of September 15, 1992, as amended and supplemented (the "Senior Debt Indenture")) since September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) the aggregate net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of, or contribution with respect to, its capital stock subsequent to September 30, 1993. At September 30, 1998, CMS Energy could pay cash dividends of $1,527 million pursuant to this restriction.

Under the terms of an Indenture dated as of September 15, 1992, as amended and supplemented, between CMS Energy and NBD Bank, as Trustee, (the " Senior Debt Indenture") pursuant to which CMS Energy's 8 1/8% Unsecured Notes Due 2002,
7 5/8% Unsecured Notes Due 2004, 7 3/8% Unsecured Notes Due 2000, and X-TRAS(sm) Pass-Through Trust I Certificates Due 2005 were issued, so long as any of the Notes are outstanding and until the Notes are rated BBB-- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency (as defined therein), at which time CMS Energy will be permanently released from the provisions of this limitation, CMS Energy has agreed that it will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to (i) declare or pay any dividend or make any distribution on the Capital Stock (as defined in such Indenture) of CMS Energy to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock (as defined in such Indenture) or in options, warrants or other rights to purchase such Non-Convertible Stock and except dividends or distributions payable to CMS Energy or a subsidiary; (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of CMS Energy, or (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof, any Subordinated Indebtedness (as defined in such Indenture) (any such dividend, distribution, purchase, redemption, repurchase, defeasing, other acquisition or retirement being hereinafter referred to as a "Senior Debt Indenture Restricted Payment") if at the time CMS Energy or such Subsidiary makes such Senior Debt Indenture Restricted Payment: (1) an Event of Default (as defined in such Indenture), or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Senior Debt Indenture Restricted Payment and all other Senior Debt Indenture Restricted Payments made since May 6, 1997 would exceed the sum of: (a) $100,000,000 plus 100% of Consolidated Net Income of CMS Energy (as defined in such Indenture) from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Senior Debt Indenture Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Cash Proceeds received by CMS Energy (as defined in such Indenture) from the issue or sale of or contribution with respect to its Capital Stock after May 6, 1997. At September 30, 1998, CMS Energy could pay cash dividends of $534 million pursuant to this restriction.

The Indenture, dated as of January 15, 1994, as amended and supplemented, between CMS Energy and The Chase Manhattan Bank, as Trustee (the "GTN Indenture"), pursuant to which CMS Energy's General Term Notes, Series A, Series B, Series C, Series D or Series E ("GTNs") have been issued, provides that so long as any GTNs issued thereunder are outstanding and are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency (as defined in such Indenture), at which time CMS Energy will be permanently released from the provisions of this limitation, CMS Energy will not, and will not permit any of its Restricted Subsidiaries (as defined in such Indenture), directly or indirectly, to, (i) declare or pay any dividend or make any distribution on the Capital Stock (as defined in such Indenture) (except dividends or distributions payable solely in Non-Convertible Capital Stock (as defined in such Indenture) of CMS Energy or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to CMS Energy or a Subsidiary (as defined in such Indenture)) or (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of CMS Energy (any such dividend, distribution, purchase, redemption, repurchase, other acquisition or retirement, being hereinafter referred to as a "GTN Restricted Payment") if at any time CMS Energy or such Subsidiary makes such GTN Restricted Payment: (1) an Event of Default (as defined in such Indenture), or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such GTN Restricted Payment and all other GTN Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of Consolidated Net Income(as defined therein) from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such GTN Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Proceeds (as defined therein) received by CMS Energy from the issue or sale of or contribution with respect to its Capital Stock after

September 30, 1993. At September 30, 1998, CMS Energy could pay cash dividends of $1,527 million pursuant to this restriction.

The foregoing provisions relating to restricted payments do not prohibit: (i) dividends or other distributions paid by CMS Energy in respect of the capital stock issued in connection with the acquisition of any business or assets by CMS Energy where such payments are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock of CMS Energy (other than certain redeemable stock or exchangeable stock); (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with the aforementioned limitations; or (iv) payments pursuant to the tax sharing agreement among CMS Energy and its subsidiaries.

In June 1997, a CMS Energy affiliated trust issued $172.5 million of 7 3/4% convertible Trust Preferred Securities ("Preferred Securities"). The Preferred Securities are convertible at the option of the holder thereof into shares of CMS Energy Common Stock. Such Preferred Securities are convertible at an initial conversion rate of 1.2255 shares of CMS Energy Common Stock for each Preferred Security (equivalent to a purchase price of $40.80 per share of CMS Energy Common Stock), subject to certain adjustments. On or after July 16, 2001, CMS Energy may, at its option, cause the conversion rights of the holders of the Preferred Securities to expire upon certain conditions.

Under the terms of the Indenture dated June 1, 1997 between CMS Energy and The Bank of New York, as Trustee, as amended and supplemented (the "Subordinated Debt Indenture") and the Guarantee Agreement dated June 20, 1997 among CMS Energy and The Bank of New York relating to the Preferred Securities of CMS Energy Trust I (the "Guarantee") pursuant to which the Preferred Securities and the related Convertible Subordinated Debentures due 2027 ("Subordinated Debentures") were issued, CMS Energy will not, and it will not cause any of its subsidiaries to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of CMS Energy's capital stock, if at such time (i) there shall have occurred any event of which CMS Energy has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute an Event of Default (as defined in such Indenture) and (b) in respect of which CMS Energy shall not have taken reasonable steps to cure, (ii) CMS Energy shall be in default with respect to its payment of any obligations under the Guarantee or (iii) CMS Energy shall have given notice of its selection of an Extension Period (as defined in such Indebtedness) as provided in the Subordinated Debt Indenture with respect to the Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

In addition, Michigan law prohibits payment of a dividend if, after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution (including the rights of holders of Preferred Stock, if any). CMS Energy's net assets available for payment of dividends under the Michigan Business Corporation Act at September 30, 1998, were $1,920 million.

HOLDING COMPANY STRUCTURE; RESTRICTIONS ON SOURCES OF DIVIDENDS

CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries (in particular, Consumers), borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy and, accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular Consumers, and other factors. CMS Energy's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on the Shares or to make any funds available therefor, whether by dividends, loans or other payments.

Consumers' ability to pay dividends to CMS Energy is restricted by Consumer's Articles of Incorporation and certain agreements to which it is a party, as described under "Description of Securities -- Common Stock -- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" in the accompanying Prospectus.

Under the provisions of the Michigan Business Corporation Act, at September 30, 1998, Consumers' net assets available for payment of dividends were $1,610 million. Under the most restrictive of the conditions on dividend payments to which Consumers is subject, and Consumers' dividend policies, in each case as described herein and in the accompanying Prospectus, at September 30, 1998, $68 million of Consumers' retained earnings were available to pay cash dividends on its common stock. In October 1998, Consumers declared a $68 million common dividend to be paid in November 1998.

                                 TRANSFER AGENT

CMS Energy Common Stock is transferable at the offices of Consumers Energy Company, 212 W. Michigan Avenue, Jackson, MI 49201. The transfer agent and registrar for CMS Energy Common Stock is CMS Energy.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), Salomon Smith Barney Inc. (the "Underwriter") has agreed to purchase, and CMS Energy has agreed to sell, the Shares. Subject to the terms of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Shares if any such Shares are taken.

The Underwriter proposes to offer the Shares from time to time for sale in one or more transactions (which may involve block transactions) on the New York Stock Exchange or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. In connection with the sale of the Shares, the Underwriter may be deemed to have received compensation from CMS Energy in the form of underwriting discounts. The Underwriter may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or purchasers of such Shares for whom they may act as agents or to whom they may sell as principal.

In connection with the sale of the Shares, the Underwriter may receive compensation from purchasers of the Shares for whom it may act as agent or to whom it may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. The Underwriter and any dealers that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts received by them from CMS Energy and any compensation received by them on resale of the Shares by them may be deemed to be discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act").

In connection with the offering, the Underwriter may purchase and sell the Shares in the open market. These transactions may include over-allotment transactions and purchases to cover short positions created by the Underwriter in connection with the offering. Short positions created by the Underwriter involve the sale by the Underwriter of a greater number of Shares than they are required to purchase from CMS Energy in the offering. The Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Shares may be reclaimed by the Underwriter if such Shares are repurchased by the Underwriter in covering transactions. These activities may maintain or otherwise affect the market price of the Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

CMS Energy has agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any shares of its Common Stock or any securities convertible into or exercisable or exchangeable for its Common Stock, other than the Shares, for a period of 60 days after the date of this Prospectus Supplement, without the prior written consent of Salomon Smith Barney Inc., provided that CMS Energy may during such period, in a manner generally consistent with past practices regarding the number of shares issued by CMS Energy from time to time thereunder, issue shares of its Common Stock under its Stock Purchase Plan, Performance Incentive Stock Plan, Employee Stock Ownership Plan and Employee Savings and Incentive Plan.

CMS Energy has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. From time to time the Underwriter has been retained to provide, and continues to provide, investment banking services to CMS Energy.

                                 LEGAL OPINIONS

Opinions as to the legality of the Shares will be rendered for CMS Energy by Michael D. Van Hemert, Assistant General Counsel for CMS Energy. Certain legal matters with respect to the Shares will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP. As of June 30, 1998, an attorney currently employed by Skadden, Arps, Slate, Meagher & Flom LLP, and formerly employed by CMS Energy, owned approximately 50,326 shares of CMS Energy Common Stock, 2000 shares of Class G Common Stock, options to acquire approximately 142,000 shares of CMS Energy Common Stock, 10 shares of Consumers $4.50 Series Preferred Stock, $100 par value, and $50,000 aggregate principal amount of certain debt securities issued by CMS Energy. As of June 30, 1998, Mr. VanHemert beneficially owned approximately 2,785 shares of CMS Energy Common Stock.

                                    EXPERTS

The consolidated financial statements and schedule of CMS Energy as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

With respect to the unaudited interim consolidated financial information for the periods ended March 31, June 30, and September 30, 1998 and 1997. Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                             CMS ENERGY CORPORATION
                            CMS ENERGY COMMON STOCK
                              CLASS G COMMON STOCK
                            SUBORDINATED DEBENTURES
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS
                                      AND
                              CMS ENERGY TRUST II
                           TRUST PREFERRED SECURITIES
      GUARANTEED TO THE EXTENT SET FORTH HEREIN BY CMS ENERGY CORPORATION
                            ------------------------

    CMS Energy Corporation, a Michigan corporation ("CMS Energy"), may offer, from time to time, (i) shares of Common Stock, par value $.01 per share ("CMS Energy Common Stock"), (ii) shares of Class G Common Stock, no par value ("Class G Common Stock"), (iii) unsecured subordinated debt securities (the "Subordinated Debentures") consisting of debentures, convertible debentures, notes and other unsecured evidence of indebtedness, (iv) Stock Purchase Contracts ("Stock Purchase Contracts") to purchase CMS Energy Common Stock, and
(v) Stock Purchase Units ("Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and Subordinated Debentures or Trust Preferred Securities or debt obligations of third parties, including U.S. Treasury Securities, securing the holder's obligation to purchase the CMS Energy Common Stock under the Stock Purchase Contract, or any combination of the foregoing, in each case in amounts, at prices and on terms to be determined at or prior to the time of sale. See "Description of Securities."

    CMS Energy Trust II (the "Trust"), a statutory business trust formed under the laws of the State of Delaware, may also offer, from time to time, trust preferred securities ("Trust Preferred Securities") representing preferred undivided beneficial interests in the assets of the Trust in amounts, at prices and on terms to be determined at or prior to the time of sale. The undivided common beneficial interests in the Trust will be owned by CMS Energy. The proceeds from the offering of the Trust Preferred Securities and the sale of the common securities may be contributed by the Trust to purchase from CMS Energy Subordinated Debentures in an aggregate principal amount equal to the aggregate liquidation preference of the Trust Preferred Securities, bearing interest at an annual rate equal to the annual distribution rate of such Trust Preferred Securities and having certain redemption terms which correspond to the redemption terms for the Trust Preferred Securities. The Subordinated Debentures will rank subordinate in right of payment to all of CMS Energy's Senior Indebtedness (as defined herein). Distributions on the Trust Preferred Securities may not be made unless the Trust receives corresponding interest payments on the Subordinated Debentures from CMS Energy. CMS Energy will irrevocably guarantee, on a subordinated basis and to the extent set forth therein, with respect to the Trust Preferred Securities, if any, the payment of distributions, the redemption price, including all accrued or deferred and unpaid distributions, and payment on liquidation, but only to the extent of funds on hand. The guarantee will be unsecured and will be subordinate to all Senior Indebtedness of CMS Energy. Upon the occurrence of certain events (subject to the conditions to be described in an accompanying Prospectus Supplement), the Trust may be liquidated and the holders of the Trust Preferred Securities could receive Subordinated Debentures in lieu of any liquidating cash distribution.

    Specific terms of the CMS Energy Common Stock, Class G Common Stock, Subordinated Debentures, Stock Purchase Contracts, Stock Purchase Units, and Trust Preferred Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following: (i) in the case of Subordinated Debentures, the designation, aggregate principal amount, denomination, maturity, premium, if any, any exchange, conversion, redemption or sinking fund provisions, interest rate (which may be fixed or variable), the time or method of calculating interest payments, the right of CMS Energy, if any, to defer payment or interest on the Subordinated Debentures and the maximum length of such deferral, put options, if any, public offering price, ranking, any listing on a securities exchange and other specific terms of the offering;
(ii) in the case of CMS Energy Common Stock or Class G Common Stock, the designation, number of shares, public offering price and other specific terms of the Offering, from the sale thereof; (iii) in the case of Trust Preferred Securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange, conversion or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to a specific series or the Trust Preferred Securities including a description of the Guarantee (as defined herein), as the case may be; and (iv) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Subordinated Debentures, Trust Preferred Securities, or debt obligations of third parties securing the holders obligation to purchase CMS Energy Common Stock and Class G Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof. The offering price to the public of the Offered Securities will be limited to $200,000,000 in the aggregate.

    The outstanding CMS Energy Common Stock and Class G Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). CMS Energy Common Stock and Class G Common Stock sold pursuant to a Prospectus Supplement accompanying this Prospectus will also be listed for trading on the NYSE, subject to official notice of issuance.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

    CMS Energy intends to sell the Offered Securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and the Offered Securities to be purchased by or through, underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of such Offered Securities will be set forth in the related Prospectus Supplement. See "Plan of Distribution" herein.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.
                            ------------------------

                  The date of this Prospectus is April 1, 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                             AVAILABLE INFORMATION

     CMS Energy is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding CMS Energy. The outstanding shares of CMS Energy Common Stock and Class G Common Stock are listed on the NYSE and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

     No separate financial statements of the Trust have been included herein. CMS Energy and the Trust do not consider that such financial statements would be material to holders of Trust Preferred Securities because the Trust is a newly organized special purposes entity, has no operating history and no independent operations and is not engaged in, and does not propose to engage in, any activity other than as described under "CMS Energy Trust II". Further, CMS Energy believes that financial statements of the Trust are not material to the holders of the Trust Preferred Securities since CMS Energy will guarantee the Trust Preferred Securities such that the holders of the Trust Preferred Securities, with respect to the payment of distributions and amounts upon liquidation, dissolution and winding-up, are at least in the same position vis-a-vis the assets of CMS Energy as a preferred stockholder of CMS Energy. CMS Energy beneficially owns directly or indirectly all of the undivided beneficial interests in the assets of the Trust (other than the beneficial interests represented by the Trust Preferred Securities). See "CMS Energy Trust II," "Description of Securities -- Trust Preferred Securities" and "Description of Securities -- The Guarantee." In future filings under the Exchange Act, an audited footnote to CMS Energy's annual financial statements will state that the Trust is wholly-owned by CMS Energy, that the sole assets of the Trust are the Subordinated Debentures of CMS Energy having a specified aggregate principal amount, and, considered together, the back-up undertakings, including the Guarantee, constitute a full and unconditional guarantee by CMS Energy of the Trust's obligations under the Trust Preferred Securities issued by the Trust.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by CMS Energy (File No. 1-9513) with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1997; and (ii) CMS Energy's Registration Statement on Form 8-B/A dated November 21, 1996.

     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering made by this Prospectus (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     CMS Energy undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, Attention: Office of the Secretary, telephone:
(313) 436-9200.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

                             CMS ENERGY CORPORATION

     CMS Energy, incorporated in 1987, is the parent holding company of Consumers Energy Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving in all 68 counties of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Enterprises is engaged in several domestic and international energy-related businesses including: (i) oil and gas exploration and production; (ii) acquisition, development and operation of independent power production facilities; (iii) storage, transmission and processing of natural gas; (iv) energy marketing, services and trading; and (v) international energy distribution.

     CMS Energy's 1997 consolidated operating revenue was $4,787 million. This consolidated operating revenue was derived from its electric utility operations (approximately 53% or $2,515 million), its gas utility operations (approximately 25% or $1,204 million), marketing, services and trading (approximately 14% or $692 million), independent power production and other non-utility activities (approximately 4% or $181 million), natural gas transmission, storage and processing (approximately 2% or $102 million), and oil and gas exploration and production activities (approximately 2% or $93 million). Consumers' consolidated operations in the electric and gas utility businesses account for the majority of CMS Energy's total assets, revenue and income. The unconsolidated share of non-utility independent power production, gas transmission and storage, marketing services and trading, and international energy distribution revenue for 1997 was $913 million.

     Consumers is a public utility serving almost six million of Michigan's nine and a half million residents in Michigan's Lower Peninsula. Consumers' service area includes automotive, metal, chemical, food and wood products industries and a diversified group of other industries. Consumers' 1997 consolidated operating revenue of $3,769 million was derived approximately 67% ($2,515 million) from its electric utility business, approximately 32% ($1,204 million) from its gas utility business and approximately 1% ($50 million) from its non-utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission (the "MPSC") and the Federal Energy Regulatory Commission.

     CMS Energy and its subsidiaries routinely evaluate, invest in, acquire and divest energy-related assets and/or businesses both domestically and internationally. Consideration for such transactions may involve the delivery of cash or securities.

     The foregoing information concerning CMS Energy and it subsidiaries does not purport to be comprehensive. For additional information concerning CMS Energy and its subsidiaries' business and affairs, including their capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which those companies are subject, prospective purchasers should refer to the Incorporated Documents.

                              CMS ENERGY TRUST II

     CMS Energy Trust II is a statutory business trust formed under the Delaware Business Trust Act (the "Trust Act") pursuant to: (i) a trust agreement executed by CMS Energy, as sponsor, and the trustees of the Trust (the "CMS Trustees"); and (ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware. The trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") and will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). CMS Energy will directly or indirectly acquire common securities of the Trust in an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust. The Trust exists for the exclusive purposes of: (i) issuing the Trust Preferred Securities and common securities (the "Common Securities" and, together with the Trust Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures; and (iii) engaging in only those other activities necessary or incidental thereto. The Trust has a term of approximately 30 years, but may terminate earlier as provided in the Trust Agreement.

     Pursuant to the Trust Agreement, the number of CMS Trustees will initially be three. Two of the CMS Trustees (the "Administrative Trustees") will be persons who are employees or officers of or who are affiliated with CMS Energy. The third trustee will be a financial institution that is unaffiliated with CMS Energy, which trustee will serve as property trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). Initially, The Bank of New York, a New York banking corporation, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For the purpose of compliance with the provisions of the Trust Indenture Act, The Bank of New York will also act as trustee (the "Guarantee Trustee") under the Guarantee and The Bank of New York (Delaware) will act as the Delaware Trustee for the purposes of the Trust Act (as defined herein), until removed or replaced by the holder of the Common Securities. See "Description of Securities -- The Guarantee."

     The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities and the Property Trustee will have the power to exercise all rights, powers and privileges under the Subordinated Debt Indenture (as defined herein) as the holder of the Subordinated Debentures. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities. CMS Energy, as the direct or indirect holder of all the Common Securities, will have the right to appoint, remove or replace any CMS Trustee and to increase or decrease the number of CMS Trustees; provided, that the number of CMS Trustees shall be at least three, a majority of which shall be Administrative Trustees. CMS Energy will pay all fees and expenses related to the Trust and the offering of the Trust Securities.

     The rights of the holders of the Trust Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Trust Act and the Trust Indenture Act.

     The trustee in the State of Delaware is The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of the Trust shall be c/o CMS Energy Corporation, Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126-2712.

                                USE OF PROCEEDS

     The proceeds received by the Trust from the sale of its Trust Preferred Securities or the Common Securities will be invested in the Subordinated Debentures. As will be more specifically set forth in the applicable Prospectus Supplement, CMS Energy will use such borrowed amounts and the net proceeds from the sale of CMS Energy Common Stock, Class G Common Stock, Stock Purchase Contracts, Stock Purchase Units and any Subordinated Debentures offered hereby for its general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred stock dividends for each of the years ended December 31, 1993 through 1997, are as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                1997    1996    1995    1994    1993
                                                                ----    ----    ----    ----    ----
Ratio of earnings to fixed charges..........................    1.88    2.01    1.94    2.07    1.88
Ratio of earnings to fixed charges and preferred stock
  dividends.................................................    1.67    1.79    1.77    1.87    1.81

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                           DESCRIPTION OF SECURITIES

CAPITAL STOCK

     The following summary of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to the Restated Articles of Incorporation of CMS Energy (the "Articles of Incorporation") and the By-Laws of CMS Energy, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and by express reference to the Registration Statement on Form 8-B/A, which is incorporated into this Prospectus by reference. See "Incorporation of Certain Documents by Reference" herein.

     The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock, 60 million shares of Class G Common, and 10 million shares of CMS Energy Preferred Stock, $.01 par value ("Preferred Stock"). The CMS Energy Common Stock and the Class G Common Stock are sometimes together referred to herein as the "Common Stock."

COMMON STOCK

     The Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, have been attributed to the "Consumers Gas Group"). The CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

     DIVIDEND RIGHTS AND POLICY; RESTRICTIONS ON DIVIDENDS

     Dividends on the CMS Energy Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of CMS Energy, including the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock, and other factors. Dividends are payable out of the assets of CMS Energy legally available therefore, including the Available Class G Dividend Amount (as defined in the Articles of Incorporation).

     Dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends are payable out of the lesser of (i) the assets of CMS Energy legally available therefore and (ii) the Available Class G Dividend Amount. Although the Available Class G Dividend Amount is intended to reflect the amount available for dividends to holders of outstanding Class G Common Stock, it is also legally available for dividends to holders of CMS Energy Common Stock.

     CMS Energy, in the sole discretion of its Board of Directors could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dependent primarily upon the earnings of its subsidiaries (in particular, Consumers), borrowings and sales of equity. CMS Energy's ability to pay dividends, including dividends on CMS Energy Common Stock and Class G Common Stock, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances and repayment of loans and advances from CMS Energy. Accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors. CMS Energy's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on the capital stock of CMS Energy or to make any funds available therefor, whether by dividends, loans or other payments

     Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock.

     There are restrictions on CMS Energy's ability to pay dividends contained in certain revolving credit and term loan agreements, the Indenture dated as of September 15, 1992, as amended and supplemented, between CMS Energy and NBD Bank, as Trustee, and the Indenture dated as of January 15, 1994, as amended and supplemented, between CMS Energy and The Chase Manhattan Bank, as Trustee. A discussion of specific restrictions on CMS Energy's ability to pay dividends will be set forth in an accompanying Prospectus Supplement pursuant to which convertible Subordinated Debentures, convertible Trust Preferred Securities, Stock Purchase Contracts, Stock Purchase Units, CMS Energy Common Stock or Class G Common Stock are offered.

     VOTING RIGHTS

     The holders of CMS Energy Common Stock vote with the holders of Class G Common Stock as a single class, except on matters which would be required by law or the Articles of Incorporation to be voted on by class. Each holder of Common Stock is entitled to one vote for each share of Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class (except pursuant to Section 303 of the Michigan Business Corporation Act, which, under certain circumstances, would enable the Board of Directors to increase the number of authorized shares to satisfy the exchange features of the Common Stock described below) or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the vote or consent of the holders of a majority of all the shares of either class of Common Stock then outstanding, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other entity if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

     PREEMPTIVE RIGHTS

     The Articles of Incorporation provide that holders of Common Stock will have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

     LIQUIDATION RIGHTS

     In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of CMS Energy Common Stock and Class G Common Stock shall be entitled to receive, on a per share basis, the same portion of all of the assets of CMS Energy remaining for distribution to the holders of Common Stock, regardless of whether or not any of such assets were attributed to the Consumers Gas Group. Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

     Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

     SUBDIVISION OR COMBINATION

     If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the voting and liquidation rights of shares of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case CMS Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G Common Stock would have one-half of a vote on matters voted upon by the Shareholders.

     EXCHANGES

     The Articles of Incorporation do not provide for either the mandatory or optional exchange or redemption of CMS Energy Common Stock but do provide that Class G Common Stock may be exchanged for CMS Energy Common Stock as described in the Registration Statement on Form 8-B/A incorporated by reference herein. CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of CMS Energy Common Stock.

     CMS Energy may exchange the Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities. If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value (defined in the Articles of Incorporation) equal to 110% of the Fair Market Value of one share of Class G Common Stock.

     CMS Energy may, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

     CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of the CMS Energy Common Stock.

     TRANSFER AGENT AND REGISTRAR

     CMS Energy Common Stock and Class G Common Stock are transferable at Consumers Energy Company, 212 W. Michigan Avenue, Jackson, MI 49201. CMS Energy is the registrar and transfer agent for CMS Energy Common Stock and Class G Common Stock.

PREFERRED STOCK

     The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy's Board of Directors. The Articles of Incorporation provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

     The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the Subordinated Debentures, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

     Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture (the "Mortgage Indenture") and its Articles of Incorporation ("Articles"). The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.

     Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

     In addition, Consumers' Indenture dated January 1, 1996, between Consumers and Bank of New York as Trustee ("Indenture"), and certain Preferred Securities Guarantees by Consumers dated January 23, 1996 and September 11, 1997 (collectively the "Consumers Preferred Securities Guarantees"), in connection with which the 8.36% Trust Preferred Securities of Consumers Power Company Financing 1 and the 8.20% Trust Securities of Consumers Energy Financing II (collectively the "Consumers Trust Preferred Securities") were issued, provide that Consumers shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock if: (i) there shall have occurred any event that would constitute an event of default under the Indenture or the trust agreements pursuant to which the Consumers Trust Preferred Securities were issued, (ii) a default with respect to its payment of any obligations under the Consumers Preferred Securities Guarantees or certain Consumers common stock guarantees, or
(iii) it gives notice of its election to extend the interest payment period on the subordinated notes issued under the Indenture, at any time for up to 20 consecutive quarters provided, however, Consumers may declare and pay stock dividends where the dividend stock is the same stock as that on which the dividend is being paid.

     Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.

SUBORDINATED DEBENTURES

     The Subordinated Debentures will be issued under an Indenture (the "Subordinated Debt Indenture"), between CMS Energy and The Bank of New York as Trustee (the "Subordinated Debt Trustee "). The descriptions of the provisions of the Subordinated Debentures and the Subordinated Debt Indenture contained herein are brief summaries of such provisions and do not purport to be complete. The form of the Subordinated Debt Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the respective definitive provisions of such Indenture. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein shall have the meanings respectively set forth in the Subordinated Debt Indenture. Section references below are references to sections of the Subordinated Debt Indenture.

     GENERAL

     CMS Energy will offer under this Prospectus unsecured Subordinated Debentures. The Subordinated Debt Indenture does not limit the aggregate principal amount of Subordinated Debentures which may be issued thereunder. Subordinated Debentures may be issued under the Subordinated Debt Indenture from time to time in one or more series. The Subordinated Debentures shall mature on a date not less than nine months nor more than 40 years after the date of issuance. (Section 2.3) Capitalized terms used in this section "Subordinated Debentures" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Subordinated Debt Indenture. The terms of any Subordinated Debentures may or may not restrict the issuance by CMS Energy or its subsidiaries of additional indebtedness which is secured, unsecured, senior, pari passu or subordinated to such Subordinated Debentures.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Subordinated Debentures will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Subordinated Debentures, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Subordinated Debentures or to make any funds available therefor, whether by dividends, loans or other payments.

     A substantial portion of the consolidated liabilities of CMS Energy have been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including holders of Subordinated Debentures, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy).

     The applicable Prospectus Supplement will set forth the following terms relating to the Subordinated Debentures: (1) the specific designation of the Subordinated Debentures; (2) any limit on the aggregate principal amount of the Subordinated Debentures; (3) the date or dates, if any (and whether fixed or extendible), on which the Subordinated Debentures will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Subordinated Debentures will bear interest, if any, the date or dates on which any such interest will be payable and the regular record dates for any interest payable on the Subordinated Debentures; (5) the place or places where the principal of and any interest on the Subordinated Debentures shall be payable and where such Subordinated Debentures may be surrendered for registration of transfer or exchange; (6) any provisions relating to the issuance of the Subordinated Debentures at an original issue discount; (7) the option, if any, of CMS Energy to redeem the Subordinated Debentures and the periods within which or the dates on which, the prices at which and the terms and conditions upon which, such Subordinated Debentures may be redeemed, in whole or in part, upon the exercise of such option; (8) the obligation, if any, of CMS Energy to redeem such Subordinated Debentures pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Subordinated Debentures will be redeemed, in whole or in part, pursuant to such obligation; (9) the obligation, if any, of CMS Energy to permit the conversion of the Subordinated Debentures into CMS Energy Common Stock, and the terms and conditions upon which such conversion shall be effected; (10) the denominations in which such Subordinated Debentures will be issued and whether the Subordinated Debentures will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Subordinated Debentures in bearer form and as to exchanges between registered and bearer form; (11) whether the Subordinated Debentures will be issuable in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global securities; (12) whether and under what circumstances CMS Energy will pay additional amounts with respect to the Subordinated Debentures to a nonUnited States Person (as defined in such Prospectus Supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether CMS Energy will have the option to redeem such Subordinated Debentures rather than pay such additional amounts; and (13) any other terms of the Subordinated Debentures not inconsistent with the Subordinated Debt Indenture, including covenants and events of default relating solely to the Subordinated Debentures. Subordinated Debentures may be issued at a substantial discount from the stated principal amount thereof ("Original Issue Discount Securities"). United States federal income tax consequences and other special considerations applicable thereto or to other Subordinated Debentures offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

     CONCERNING THE TRUSTEE

     The Bank of New York, the Trustee under the Subordinated Debt Indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities.

     EXCHANGE AND TRANSFER

     Subordinated Debentures may be presented for exchange and registered Subordinated Debentures may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Subordinated Debt Indenture. Subordinated Debentures in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 2.8)

     PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Subordinated Debentures in registered form will be made at the office or agency of the Subordinated Debt Trustee in the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Subordinated Debentures in registered form will be made to the Persons in whose name such Subordinated Debentures are registered at the close of business on the Record Date for such interest payments. (Section 2.3(f))

     EVENTS OF DEFAULT

     The occurrence of any of the following events with respect to the Subordinated Debentures of any series will constitute an "Event of Default" with respect to the Subordinated Debentures of such series: (a) default for 30 days in the payment of any interest on any of the Subordinated Debentures of such series (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); provided, however, that if CMS Energy is permitted by the terms of the Subordinated Debentures of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debentures; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Subordinated Debentures of such series, whether at maturity, upon redemption, acceleration or otherwise (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); provided, however, that if CMS Energy is permitted by the terms of the Subordinated Debentures of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debentures; (c) failure by CMS Energy to deliver shares of CMS Energy Common Stock upon an appropriate election by holders of the Subordinated Debentures to convert such Subordinated Debentures; (d) default in the deposit or payment of any sinking fund or analogous payment in respect of any Subordinated Debentures of such series (whether or not payment is prohibited by the subordination provisions of the Subordinated Debt Indenture); (e) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Indenture relating to the Subordinated Debentures of such series after written notice thereof as provided in the Subordinated Debt Indenture; (f) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (g) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; (h) a default resulting in the acceleration of indebtedness of CMS Energy in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after written notice of such default as provided in the Subordinated Debt Indenture; or (i) the voluntary or involuntary dissolution, winding-up or termination of a Trust, except in connection with the distribution of Subordinated Debentures to the holders of Trust Preferred Securities in liquidation of such Trust, the redemption of all outstanding Trust Securities of the Trust and certain mergers, consolidations or amalgamations permitted by the Trust Agreement of such Trust. Additional Events of Default may be prescribed for the benefit of the

Holders of a particular series of Subordinated Debentures and will be described in the Prospectus Supplement relating to such Subordinated Debentures. (Section 5.1)

     If an Event of Default on any series of Subordinated Debentures shall have occurred and be continuing, either the Subordinated Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debentures of such series then Outstanding may declare the principal of all Subordinated Debentures of such series and the interest, if any, accrued thereon to be due and payable immediately and, should the Subordinated Debenture Trustee or the holders of the Subordinated Debentures fail to make such declaration, the holders of at least 25% in aggregate liquidation amount of the Trust Preferred Securities then outstanding shall have such right. (Section 5.1)

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Subordinated Debentures of all such affected series then Outstanding shall have been cured or waived as provided in the Subordinated Debt Indenture by the Holders of a majority in aggregate principal amount of the Subordinated Debentures of the affected series then Outstanding and, should the holders of the Subordinated Debentures fail to waive such defaults, the holders of a majority in aggregate liquidation amount of the Trust Preferred Securities shall have such right. (Section 5.1)

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Subordinated Debt Indenture provides that the Subordinated Debt Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Debt Indenture at the request, order or direction of the Holders of the Subordinated Debentures, unless such Holders shall have offered to the Subordinated Debt Trustee reasonable indemnity. (Sections 6.1 and 6.2(d)) Subject to such provisions for indemnity and certain other limitations contained in the Subordinated Debt Indenture, the Holders of a majority in aggregate principal amount of the Subordinated Debentures of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or exercising any trust or power conferred on the Subordinated Debt Trustee, with respect to the Subordinated Debentures of such affected series. (Sections 5.9 and 6.2)

     The Subordinated Debt Indenture provides that no Holder of Subordinated Debentures may institute any action against CMS Energy under the Subordinated Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Subordinated Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Subordinated Debentures of the affected series then Outstanding (voting as one class) shall have requested the Subordinated Debt Trustee to institute such action and shall have offered the Subordinated Debt Trustee reasonable indemnity, the Subordinated Debt Trustee shall not have instituted such action within 60 days of such request and the Subordinated Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Subordinated Debentures of the affected series then Outstanding (voting as one class). (Sections 5.6, 5.7 and 5.9)

     The Subordinated Debt Indenture requires CMS Energy to furnish to the Subordinated Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Subordinated Debt Indenture. (Section 4.3(d)) The Subordinated Debt Indenture provides that the Subordinated Debt Trustee may withhold notice to the Holders of the Subordinated Debentures of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Subordinated Debentures of such series) if it considers such withholding to be in the interests of the Holders of the Subordinated Debentures of such series. (Section 5.11)

     SUBORDINATION

     The Subordinated Debt Indenture provides (and each Holder of Subordinated Debentures by acceptance thereof agrees) that the Subordinated Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined herein) of CMS Energy. (Section 12.1) No payment on account of principal of, premium, if any, or interest on the Subordinated Debentures and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debentures may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Indenture provides that upon the happening and during the continuation of any default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable or in the event any judicial proceeding shall be pending with respect to any such default, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment shall be made by CMS Energy with respect to the principal of, premium, if any, or interest on Subordinated Debentures or to acquire any Subordinated Debentures or on account of any sinking fund provisions applicable to Subordinated Debentures. CMS Energy shall give prompt written notice to the Subordinated Debt Trustee of any default in payment of principal of or interest on any Senior Indebtedness. (Section 12.2) The Subordinated Debt Indenture provisions described in this paragraph, however, do not prevent CMS Energy from making sinking fund payments in Subordinated Debentures acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, winding up, liquidation or reorganization of CMS Energy, whether voluntary or involuntary, in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise: (i) all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debentures are entitled to any payments whatsoever; and (ii) any payment or distribution of CMS Energy's assets of any kind or character, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debentures shall be paid or delivered directly to the Holders of such Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such Holders until all Senior Indebtedness shall have been paid in full before any payment or distribution is made to the Holders of Subordinated Debentures. (Section 12.3) In the event that notwithstanding such subordination provisions, any payment or distribution of assets of any kind or character is made on the Subordinated Debentures before all Senior Indebtedness is paid in full, the Subordinated Debt Trustee or the Holders of Subordinated Debentures receiving such payment will be required to pay over such payment or distribution to the Holders of such Senior Indebtedness. (Sections 12.2 and 12.3) Subject to the payment in full of all Senior Indebtedness, the rights of the Holders of the Subordinated Debentures will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debentures are paid in full. As a result of the subordination provisions, in the event of CMS Energy's insolvency, Holders of the Subordinated Debentures may recover ratably less than senior creditors of CMS Energy.

     "Senior Indebtedness" means the principal of and premium, if any, and interest (including interest accruing on or after the filing of any petition in bankruptcy relating to CMS Energy whether or not such claim for post-petition interest is allowed in such proceeding) on the following, whether outstanding on the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed: (i) indebtedness of CMS Energy for money borrowed by CMS Energy (including purchase money obligations, except indebtedness to trade creditors or assumed by CMS Energy in the ordinary course of business in connection with the obtaining of goods, materials or services) or evidenced by debentures (other than the Subordinated Debentures), notes, bankers' acceptances or other corporate Subordinated Debentures or similar instruments issued by CMS Energy; (ii) all capital lease obligations of CMS Energy; (iii) obligations with respect to letters of credit; (iv) all indebtedness of others of the type referred to in the preceding clauses (i) and (iii) assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or (v) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i), (ii), (iii) and (iv) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debentures. (Section 12.1) The Subordinated Debt Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued.

     CERTAIN COVENANTS

     If Subordinated Debentures are issued to a Trust or a trustee of such Trust in connection with the issuance of Trust Preferred Securities by such Trust, CMS Energy will covenant that it will not, and it will not cause any of its subsidiaries to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of CMS Energy's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of CMS Energy that rank pari passu with or junior to the Subordinated Debentures (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by CMS Energy where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made,
(b) payments under the Guarantee, (c) purchases of CMS Energy Common Stock related to the issuance of CMS Energy Common Stock under any of CMS Energy's benefit plans for its directors, officers or employees, (d) as a result of a reclassification of CMS Energy's capital stock or the exchange or conversion of one series or class of CMS Energy's capital stock for another series or class of CMS Energy's capital stock and (e) the purchase of fractional interests in shares of CMS Energy's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) if at such time (i) there shall have occurred any event of which CMS Energy has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute an Event of Default and (b) in respect of which CMS Energy shall not have taken reasonable steps to cure, (ii) CMS Energy shall be in default with respect to its payment of any obligations under the Guarantee or
(iii) CMS Energy shall have given notice of its selection of an Extension Period as provided in the Subordinated Debt Indenture with respect to the Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing. CMS Energy will also covenant (i) for so long as Trust Preferred Securities are outstanding, not to convert the Subordinated Debentures except pursuant to a notice of conversion delivered to the Conversion Agent by a holder of Trust Preferred Securities, (ii) to maintain directly or indirectly 100% ownership of the Common Securities, provided that certain successor which are permitted pursuant to the Subordinated Debt Indenture may succeed to CMS Energy's ownership of the Common Securities, (iii) not to voluntarily terminate, wind-up or liquidate such Trust, except (a) in connection with a distribution of the Subordinated Debentures to the holders of the Trust Preferred Securities in liquidation of such Trust or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, (iv) to maintain the reservation for issuance of the number of shares of CMS Energy Common Stock that would be required from time to time upon the conversion of all the Subordinated Debentures then outstanding, (v) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause such Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes and (vi) to deliver shares of CMS Energy Common Stock upon an election by the holders of the Trust Preferred Securities to convert such Trust Preferred Securities into CMS Energy Common Stock. (Section 3.5).

     As part of the Guarantee, CMS Energy will agree that it will honor all obligations described therein relating to the conversion or exchange of the Trust Preferred Securities into or for CMS Energy Common Stock or Subordinated Debentures.

     CONSOLIDATION, MERGER OR SALE OF ASSETS

     The Subordinated Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Subordinated Debentures and the

Subordinated Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia. (Section 9.1).

     CONVERSION RIGHTS

     If the Prospectus Supplement provides, the Holders of Subordinated Debentures may convert the Subordinated Debentures into CMS Energy Common Stock, as defined herein (see "Description of Securities -- Common Stock"), at the option of the Holders at the principal amount thereof, or of such portion thereof, at any time during the period specified in the Prospectus Supplement, at the conversion price or conversion rate specified in the Prospectus Supplement; except that, with respect to any Subordinated Debentures (or portion thereof) called for redemption, such conversion right shall terminate at the close of business on the fifteenth day prior to the date fixed for redemption of such Subordinated Debentures, unless CMS Energy shall default in payment of the amount due upon redemption thereof. (Section 13.2)

     The conversion privilege and conversion price or conversion rate will be adjusted in certain events, including if CMS Energy: (i) pays a dividend or makes a distribution in shares of CMS Energy Common Stock; (ii) subdivides its outstanding shares of CMS Energy Common Stock into a greater number of shares;
(iii) combines its outstanding shares of CMS Energy Common Stock into a smaller number of shares; (iv) pays a dividend or makes a distribution on its CMS Energy Common Stock other than in shares of its CMS Energy Common Stock; (v) issues by reclassification of its shares of CMS Energy Common Stock any shares of its capital stock; (vi) issues any rights or warrants to all holders of shares of its CMS Energy Common Stock entitling them (for a period expiring within 45 days, or such other period as may be specified in the Prospectus Supplement) to purchase shares of CMS Energy Common Stock (or Convertible Securities) at a price per share less than the Average Market Price per share for such CMS Energy Common Stock; and (vii) distributes to all holders of shares of its CMS Energy Common Stock any assets or Subordinated Debentures or any rights or warrants to purchase securities, provided that no adjustment shall be made under (vi) or
(vii) above if the adjusted conversion price would be higher than, or the adjusted conversion rate would be less than, the conversion price or conversion rate, as the case may be, in effect prior to such adjustment. (Sections 13.7, 13.8 and 13.9) CMS Energy may reduce the conversion price or increase the conversion rate, temporarily or otherwise, by any amount but in no event shall such adjusted conversion price or conversion rate result in shares of CMS Energy Common Stock being issuable upon conversion of the Subordinated Debentures if converted at the time of such adjustment at an effective conversion price per share less than the par value of the CMS Energy Common Stock at the time such adjustment is made. (Section 13.10) No adjustments in the conversion price or conversion rate need be made unless the adjustment would require an increase or decrease of at least one percent (1%) in the initial conversion price or conversion rate. Any adjustment which is not made shall be carried forward and taken into account in any subsequent adjustment. (Section 13.13) The foregoing conversion provisions may be modified to the extent set forth in the Prospectus Supplement.

MODIFICATION OF THE SUBORDINATED DEBT INDENTURE

     The Subordinated Debt Indenture permits CMS Energy and the Subordinated Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Subordinated Debentures to: (a) secure the Subordinated Debentures of one or more series; (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Subordinated Debt Indenture and the Subordinated Debentures then Outstanding; (c) add covenants for the protection of the Holders of the Subordinated Debentures; (d) cure any ambiguity or correct any defect or inconsistency in the Subordinated Debt Indenture or to make such other provisions as CMS Energy deems necessary or desirable with respect to matters or questions arising under the Subordinated Debt Indenture, provided that no such action adversely affects the interests of any Holders of Subordinated Debentures; (e) establish the form and terms of any series of securities under the Subordinated Debt Indenture; and (f) evidence the acceptance of appointment by a successor Subordinated Debt Trustee. (Section 8.1)

     The Subordinated Debt Indenture also permits CMS Energy and the Subordinated Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Subordinated

Debentures of all series then Outstanding and affected (voting as one class), to enter into supplemental indentures to add any provisions to, or change in any manner or eliminate any of the provisions of, the Subordinated Debt Indenture or modify in any manner the rights of the Holders of the Subordinated Debentures of each such affected series; provided, however, that CMS Energy and the Subordinated Debt Trustee may not, without the consent of the Holder of each of the Subordinated Debentures then outstanding and affected thereby, enter into a supplemental indenture to: (a) change the time of payment of the principal (or any installment of principal) of any of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon (other than any permitted deferrals of the payments of interest), or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any of the Subordinated Debentures when due, or materially adversely affects the subordination provisions of the Subordinated Debt Indenture; or (b) reduce the percentage in principal amount of the Subordinated Debentures of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Subordinated Debt Indenture, provided that, so long as any of the Trust Preferred Securities remain outstanding, no such modification may be made that adversely affects the holders of such Trust Preferred Securities in any material respect, and no termination of the Subordinated Debt Indenture may occur, and no waiver of any Event of Default or compliance with any covenant under the Subordinated Debt Indenture may be effective, without the prior consent of the holders of at least a majority in aggregate liquidation amount of the Trust Preferred Securities then outstanding unless and until the principal of the Subordinated Debentures and all accrued and unpaid interest thereon has been paid in full. (Section 8.2)

     Prior to the acceleration of the maturity of any Subordinated Debentures, the Holders of a majority in aggregate principal amount of the Subordinated Debentures of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Subordinated Debentures waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Subordinated Debt Indenture or of any Subordinated Debentures which cannot be modified or amended without the consent of the Holder of each of the Subordinated Debentures affected. (Section 5.10)

     DEFEASANCE, COVENANT DEFEASANCE AND DISCHARGE

     The Subordinated Debt Indenture provides that, at the option of CMS Energy:
(a) CMS Energy will be discharged from any and all obligations in respect of the Subordinated Debentures of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Subordinated Debentures of such series, to replace stolen, lost or mutilated Subordinated Debentures of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Subordinated Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets") if CMS Energy irrevocably deposits in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debentures of such series on the stated maturity of such Subordinated Debentures (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Subordinated Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Subordinated Debentures of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the

Subordinated Debt Indenture there has been a change in the applicable Federal income tax law. (Section 10.1)

     In the event CMS Energy exercises its option to effect a covenant defeasance with respect to the Subordinated Debentures of any series as described in the preceding paragraph and the Subordinated Debentures of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Subordinated Debt Trustee would be insufficient to pay amounts due on the Subordinated Debentures of such series at the time of the acceleration resulting from such Event of Default, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Subordinated Debt Indenture with respect to all Subordinated Debentures then Outstanding (except for certain obligations to register the transfer of or exchange such Subordinated Debentures to replace stolen, lost or mutilated Subordinated Debentures, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Subordinated Debentures on the stated maturities thereof (including one or more redemption dates), provided that such Subordinated Debentures are by their terms due and payable, or are to be called for redemption, within one year. (Section 10.1)

     For United States Federal income tax purposes any deposit contemplated in the preceding paragraph would be treated as an exchange of the Subordinated Debentures outstanding for other property. Accordingly, holders of Subordinated Debentures outstanding may be required to recognize a gain or loss for United States Federal income tax purposes upon such exchange. In addition, such Holders thereafter may be required to recognize income from such property which could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

TRUST PREFERRED SECURITIES

     GENERAL

     The Trust may issue, from time to time, Trust Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Trust Agreement of the Trust will authorize the establishment of no more than one series of Trust Preferred Securities, having such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such rights or restrictions as shall be set forth therein or otherwise established by the Trust Trustees pursuant thereto. Reference is made to the Prospectus Supplement relating to the Trust Preferred Securities for specific terms, including: (i) the distinctive designation and the number of Trust Preferred Securities to be offered which will represent undivided beneficial interests in the assets of the Trust; (ii) the annual distribution rate and the dates or date upon which such distributions will be paid, provided, however distributions on the Trust Preferred Securities will be paid quarterly in arrears to holders of Trust Preferred Securities as of a record date on which the Trust Preferred Securities are outstanding; (iii) whether holders' can convert the Trust Preferred Securities into shares of CMS Energy Common Stock; (iv) whether distributions on Trust Preferred Securities would be deferred during any deferral of interest payments on the Subordinated Debentures, provided, however that no such deferral, including extensions, if any, may exceed 20 consecutive quarters nor extend beyond the stated maturity date of the Subordinated Debentures, and at the end of any such deferrals, CMS Energy shall make all interest payments then accrued or deferred and unpaid (including any compounded interest); (v) the amount of any liquidation preference; (vi) the obligation, if any, of the Trust to redeem Trust Preferred Securities through the exercise of CMS Energy of an option on the corresponding Subordinated Debenture and the price or prices at which, the period or periods within which and the terms and conditions upon which Trust Preferred Securities shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (vii) the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which the Trust Preferred Securities shall be convertible or exchangeable at the option of the holder of the Trust Preferred Securities or other property or cash; (viii) the voting rights, if any, of the Trust Preferred Securities in addition to those required by law and in the Trust Agreement, or set forth under the Guarantee (as defined below); (ix) the additional payments, if any, which the Trust will pay as a distribution as necessary so that the net amounts reserved by the Trust and distributable to the holders of the Trust Preferred Securities, after all taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) have been paid will not be less than the amount that would have been reserved and distributed by the Trust, and the amount the holders of the Trust Preferred Securities would have reserved, had no such taxes, duties, assessments or governmental charges been imposed; (x) the terms and conditions, if any, upon which the Subordinated Debentures may be distributed to holders of Trust Preferred Securities; and (xi) any other relative rights, powers, preferences, privileges, limitations or restrictions of the Trust Preferred Securities not inconsistent with the Trust Agreement or applicable law. All Trust Preferred Securities offered hereby will be irrevocably guaranteed by CMS Energy, on a subordinated basis and to the extent set forth below under "Description of The Guarantee." Any applicable federal income tax considerations applicable to any offering of the Trust Preferred Securities will be described in the Prospectus Supplement relating thereto. The aggregate number of Trust Preferred Securities which the Trust shall have authority to issue will be pursuant to the terms of the Trust Agreement.

     EFFECT OF OBLIGATIONS UNDER THE SUBORDINATED DEBENTURES AND THE GUARANTEE

     As set forth in the Trust Agreement, the sole purpose of the Trust is to issue the Trust Securities evidencing undivided beneficial interests in the assets of the Trust, and to invest the proceeds from such issuance and sale to acquire directly the Subordinated Debentures from CMS Energy.

     As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover distributions and payments due on the Trust Securities because of the following factors: (i) the aggregate principal amount of Subordinated Debentures will be equal to the sums of the aggregate stated liquidation amount of the Trust Securities; (ii) the interest rate and the interest and other payment dates on the Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities; (iii) CMS Energy shall pay all, and the Trust shall not be obligated to pay, directly or indirectly, all costs, expenses, debt and obligations of the Trust (other than with respect to the Trust Securities); and (iv) the Trust Agreement further provides that CMS Energy Trustees shall not take or cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     Payments of distributions (to the extent funds therefore are available) and other payments due on the Trust Preferred Securities (to the extent funds therefor are available) are guaranteed by CMS Energy as and to the extent set forth under "The Guarantee" below. If CMS Energy does not make interest payments on the Subordinated Debenture purchased by the Trust, it is expected that the Trust will not have sufficient funds to pay distributions on the Trust Preferred Securities. The Guarantee does not apply to any payment of distributions unless and until the Trust has sufficient funds for the payment of distributions and other payments on the Trust Preferred Securities only if and to the extent that CMS Energy has made a payment of interest or principal on the Subordinated Debenture held by the Trust as its sole asset. The Guarantee, when taken together with CMS Energy's obligations under the Subordinated Debenture and the Indenture and its obligations under the Trust Agreement, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust securities), provide a full and unconditional guarantee of amounts on the Trust Preferred Securities.

     If CMS Energy fails to make interest or other payments on the Subordinated Debentures when due (taking account of any extension period), the Trust Agreement provides a mechanism whereby the holders of the Trust Preferred Securities may direct the Property Trustee to enforce its rights under the Subordinated Debenture. If the Property Trustee fails to enforce its rights under the Subordinated Debentures, a holder of Trust Preferred Securities may institute a legal proceeding against CMS Energy to enforce the Property Trustee's rights under the Subordinated Debentures without first instituting any legal proceeding against the

Property Trustee or any other person or entity. Notwithstanding the foregoing, if an event of default has occurred and is continuing under the Trust Agreement, and such event is attributable to the failure of CMS Energy to pay interest or principal on the Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption on the redemption date), then a holder of Trust Preferred Securities may institute legal proceedings directly against CMS Energy to obtain payment. If CMS Energy fails to make payments under the Guarantee, the Guarantee provides a mechanism whereby the holders of the Trust Preferred Securities may direct the Guarantee Trustee to enforce its rights thereunder. Any holder of Trust Preferred Securities may institute a legal proceeding directly against CMS Energy to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee, or any other person or entity.

THE GUARANTEE

     Set forth below is a summary of information concerning the Trust Preferred Securities Guarantee (the "Guarantee") which will be executed and delivered by CMS Energy for the benefit of the holders, from time to time, of the Trust Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939. The Bank of New York, an independent trustee, will act as indenture trustee under the Guarantee for the purpose of compliance with the provisions of the Trust Indenture Act of 1939. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     GENERAL

     CMS Energy will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Trust Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Trust Preferred Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid distributions required to be paid on the Trust Preferred Securities, to the extent that the Trust has funds on hand available therefor at such time; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption to the extent that the Trust has funds on hand available therefor at such time; or (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (unless the Subordinated Debentures are distributed to holders of the Trust Preferred Securities), the lesser of (a) the liquidation distribution, to the extent that the Trust has funds on hand available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of Trust Preferred Securities. CMS Energy's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts of CMS Energy to the holders of the Trust Preferred Securities or by causing the Trust to pay such amount to such holders.

     The Guarantee will be an irrevocable guarantee on a subordinated basis of the Trust's obligations under the Trust Preferred Securities, but will apply only to the extent that the Trust has funds sufficient to make such payments, and is not a guarantee of collection. If CMS Energy does not make interest payments on the Subordinated Debentures held by the Trust, the Trust will not be able to pay distributions on the Trust Preferred Securities and will not have funds legally available therefor.

     CMS Energy has, through the Guarantee, the Trust Agreement, the Subordinated Debentures, the Subordinated Debt Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Trust's obligations under the Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities.

     CMS Energy has also agreed separately to irrevocably and unconditionally guarantee the obligations of the Trust with respect to the Common Securities to the same extent as the Guarantee, except that upon the occurrence and during the continuation of a Trust Agreement Event of Default, holders of Trust Preferred Securities shall have priority over holders of Common Securities with respect to distributions and payments on liquidation, redemption or otherwise.

     CERTAIN COVENANTS OF CMS ENERGY

     CMS Energy will covenant in the Guarantee that if and so long as (i) the Trust is the holder of all the Subordinated Debentures, (ii) a Tax Event in respect of the Trust has occurred and is continuing and (iii) CMS Energy has elected, and has not revoked such election, to pay Additional Sums in respect of the Trust Preferred Securities and Common Securities, CMS Energy will pay to the Trust such Additional Sums. CMS Energy will also covenant that it will not, and it will not cause any of its subsidiaries to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of CMS Energy's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of CMS Energy that rank pari passu with or junior to the Subordinated Debentures (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by CMS Energy where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made, (b) payments under the Guarantee, (c) purchases of CMS Energy Common Stock related to the issuance of CMS Energy Common Stock under any of CMS Energy's benefit plans for its directors, officers or employees, (d) as a result of a reclassification of CMS Energy's capital stock or the exchange or conversion of one series or class of CMS Energy's capital stock for another series or class of CMS Energy's capital stock and (e) the purchase of fractional interests in shares of CMS Energy's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) if at such time (i) there shall have occurred any event of which CMS Energy has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute a Subordinated Debenture Event of Default and (b) in respect of which CMS Energy shall not have taken reasonable steps to cure, (ii) CMS Energy shall be in default with respect to its payment of any obligations under the Guarantee or (iii) CMS Energy shall have given notice of its selection of an Extension Period as provided in the Subordinated Debt Indenture with respect to the Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing. CMS Energy also will covenant to (i) for so long as Trust Preferred Securities are outstanding, not convert Subordinated Debentures except pursuant to a notice of conversion delivered to the Conversion Agent by a holder of Trust Preferred Securities, (ii) maintain directly or indirectly 100% ownership of the Common Securities, provided that certain successors which are permitted pursuant to the Subordinated Debt Indenture may succeed to CMS Energy's ownership of the Common Securities, (iii) not voluntarily terminate, wind-up or liquidate the Trust, except (a) in connection with a distribution of the Debentures to the holders of the Trust Preferred Securities in liquidation of the Trust or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, (iv) maintain the reservation for issuance of the number of shares of CMS Energy Common Stock that would be required from time to time upon the conversion of all the Subordinated Debentures then outstanding, (v) use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes and (vi) deliver shares of CMS Energy Common Stock upon an election by the holders of the Trust Preferred Securities to convert such Trust Preferred Securities into CMS Energy Common Stock.

     As part of the Guarantee, CMS Energy will agree that it will honor all obligations described therein relating to the conversion or exchange of the Trust Preferred Securities into or for CMS Energy Common Stock or Subordinated Debentures.

     AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Trust Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority in aggregate liquidation amount of such outstanding Trust Preferred Securities. All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of CMS Energy and shall inure to the benefit of the holders of the Trust Preferred Securities then outstanding.

     TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the Trust Preferred Securities, upon full payment of the amounts payable upon liquidation of the Trust, upon the distribution, if any, of CMS Energy Common Stock to the holders of Trust Preferred Securities in respect of the conversion of all such holders' Trust Preferred Securities into CMS Energy Common Stock or upon distribution of the Subordinated Debentures to the holders of the Trust Preferred Securities in exchange for all of the Trust Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities must restore payment of any sums paid under such Trust Preferred Securities or the Guarantee.

     EVENTS OF DEFAULT

     An event of default under the Guarantee will occur upon the failure of CMS Energy to perform any of its payment or other obligations thereunder. The holders of a majority in aggregate liquidation amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     If the Guarantee Trustee fails to enforce the Guarantee, any holder of the Trust Preferred Securities may institute a legal proceeding directly against CMS Energy to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. In addition, any record holder of Trust Preferred Securities shall have the right, which is absolute and unconditional, to proceed directly against CMS Energy to obtain Guarantee Payments, without first waiting to determine if the Guarantee Trustee has enforced the Guarantee or instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. CMS Energy has waived any right or remedy to require that any action be brought just against the Trust, or any other person or entity before proceeding directly against CMS Energy.

     CMS Energy, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not CMS Energy is in compliance with all the conditions and covenants applicable to it under the Guarantee.

     STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of CMS Energy and will rank subordinate and junior in right of payment to all other liabilities of CMS Energy and will rank pari passu with any guarantee now or hereafter entered into by CMS Energy in respect of any preferred or preference stock of any affiliate of CMS Energy.

     The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Guarantor to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held for the benefit of the holders of the Trust Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the Subordinated Debentures to the holders of the Trust Preferred Securities. The Guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by CMS Energy or any of its subsidiaries.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     CMS Energy may issue Stock Purchase Contracts, representing contracts obligating holders to purchase from CMS Energy, and CMS Energy to sell to the holders, a specified number of shares of CMS Energy Common Stock at a future date or dates. The price per share of CMS Energy Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may require CMS Energy to make periodic payments to the holders of the Stock Purchase Units or visa versa, and such payments may be unsecured or refunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

                                 LEGAL OPINIONS

     Opinions as to the legality of certain of the Offered Securities will be rendered for CMS Energy by Michael D. Van Hemert, Esq., Assistant General Counsel for CMS Energy. Certain matters of Delaware law relating to the validity of the Trust Preferred Securities will be passed upon on behalf of the Trust by Skadden, Arps, Slate, Meagher & Flom special Delaware counsel to the Trust. Certain United States Federal income taxation matters may be passed upon for CMS Energy and the Trust by special tax counsel to CMS Energy and of the Trust, who will be named in the Prospectus Supplement. Certain legal matters with respect to Offered Securities will be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                              PLAN OF DISTRIBUTION

     CMS Energy and/or the Trust may sell the Offered Securities: (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis; (iii) directly to a limited number of purchasers or to a single purchaser; or (iv) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS Energy and/or the Trust from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities, CMS Energy and/or the Trust will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Offered Securities may be sold directly by CMS Energy and/or the Trust or through agents designated by CMS Energy and/or the Trust from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by CMS Energy and/or the Trust to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Offered Securities may be sold directly by CMS Energy and/or the Trust to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements with CMS Energy and/or the Trust to indemnification by CMS Energy and/or the Trust against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy and/or the Trust in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the Prospectus Supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CMS ENERGY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                     PAGE
                                     ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary....     S-2
Use of Proceeds..................     S-7
Supplemental Description of
  Capital Stock..................     S-7
Transfer Agent...................    S-12
Underwriting.....................    S-12
Legal Opinions...................    S-13
Experts..........................    S-14
PROSPECTUS
Available Information............       2
Incorporation of Certain
  Documents by Reference.........       3
CMS Energy Corporation...........       4
CMS Energy Trust II..............       5
Use of Proceeds..................       6
Ratio of Earnings to Fixed
  Charges and Ratio of Earnings
  to Fixed Charges and Preferred
  Stock Dividends................       6
Description of Securities........       7
Legal Opinions...................      24
Experts..........................      24
Plan of Distribution.............      25

                                4,500,000 SHARES



                             CMS ENERGY CORPORATION




                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)



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                               [CMS ENERGY LOGO]

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                              SALOMON SMITH BARNEY